Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THE SUCCESSFUL REFINANCING OF THREE 9,000 TEU CONTAINER VESSELS GENERATING $38.8 MILLION OF ADDITIONAL LIQUIDITY.

ATHENS, GREECE — (GLOBENEWSWIRE) – 05/27/20 — Capital Product Partners L.P. (the “Partnership,” “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today announced the successful closing of the refinancing of its three 9,000 TEU container vessels.

The Partnership today completed the previously announced refinancing with ICBC Financial Leasing Co., Ltd. (“ICBCFL”) for the sale and lease back of three vessels previously mortgaged under our 2017 credit facility, namely the CMA CGM Amazon, the CMA CGM Uruguay and the CMA CGM Magdalena, for a total amount of $155.4 million. The repayment amount under the 2017 credit facility was $116.5 million and as a result the refinancing has generated an additional $38.8 million of liquidity (before debt issuance costs) for the Partnership. The lease has a duration of 7 years and includes mandatory purchase obligations for the Partnership to repurchase the vessels on expiration at the predetermined price of $77.7 million in total. Total debt amortization after the partial refinancing under the ICBCFL lease and the 2017 credit facility will amount to $27.4 million per year compared to $30.8 million previously paid under the 2017 credit facility, while the lease bears a lower margin compared to the 2017 credit facility

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 14 vessels, including thirteen Neo-Panamax container vessels and one capesize bulk carrier.

For more information about the Partnership, please visit: www.capitalpplp.com .

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

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